Filed pursuant to Rule 433

Free Writing Prospectus dated August 8, 2019

Registration Statement No.: 333-217596

CVS HEALTH CORPORATION

Pricing Term Sheet - August 8, 2019

$1,000,000,000 2.625% Senior Notes due 2024

$750,000,000 3.000% Senior Notes due 2026

$1,750,000,000 3.250% Senior Notes due 2029

Issuer:	CVS Health Corporation (the “Issuer”)

Description of Securities:

$1,000,000,000 2.625% Senior Notes due 2024 (“2024 Notes”)

$750,000,000 3.000% Senior Notes due 2026 (“2026 Notes”)

$1,750,000,000 3.250% Senior Notes due 2029 (“2029 Notes” and, together with the 2024 Notes and the 2026 Notes, the “Notes”)

Maturity Dates:	August 15, 2024 for the 2024 Notes August 15, 2026 for the 2026 Notes August 15, 2029 for the 2029 Notes

Settlement Date:	August 15, 2019 (T+5)

Extended Settlement:	It is expected that delivery of the Notes will be made, against payment of the Notes, on or about August 15, 2019, which will be the fifth business day in the United States following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within two business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of the Prospectus Supplement dated August 8, 2018, or on the next two succeeding business days will be required, because the Notes initially will settle within five business days (T+5) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to August 15, 2019 should consult their advisors.

Issue Prices:	99.485% of principal amount for the 2024 Notes 99.887% of principal amount for the 2026 Notes 99.097% of principal amount for the 2029 Notes

Coupons:	2.625% for the 2024 Notes 3.000% for the 2026 Notes 3.250% for the 2029 Notes

Benchmark Treasury:	2024 Notes: 1.750% UST due July 31, 2024 2026 Notes: 1.875% UST due July 31, 2026 2029 Notes: 2.375% UST due May 15, 2029

Benchmark Treasury Price and Yield:	2024 Notes: 101-00 3⁄4; 1.536% 2026 Notes: 101-22; 1.618% 2029 Notes: 105-31+; 1.707%

Spread to Benchmark Treasury:	2024 Notes: +120 basis points (1.20%) 2026 Notes: +140 basis points (1.40%) 2029 Notes: +165 basis points (1.65%)

Yield to Maturity:	2024 Notes: 2.736% 2026 Notes: 3.018% 2029 Notes: 3.357%

Interest Payment Dates:	Semiannually on February 15 and August 15, commencing on February 15, 2020.

Record Dates:	February 1 and August 1

Optional Redemption Provisions:

2024 Notes: Prior to July 15, 2024 (one month prior to the maturity date), make-whole call at any time at the greater of 100% or discounted present value at Treasury Yield plus 20. On or after July 15, 2024, redeemable at a redemption price equal to 100% of the aggregate principal amount of the 2024 Notes being redeemed.

2026 Notes: Prior to June 15, 2026 (two months prior to the maturity date), make-whole call at any time at the greater of 100% or discounted present value at Treasury Yield plus 25. On or after June 15, 2026, redeemable at a redemption price equal to 100% of the aggregate principal amount of the 2026 Notes being redeemed.

2029 Notes: Prior to May 15, 2029 (three months prior to the maturity date), make-whole call at any time at the greater of 100% or discounted present value at Treasury Yield plus 25. On or after May 15, 2029, redeemable at a redemption price equal to 100% of the aggregate principal amount of the 2029 Notes being redeemed.

Change of Control:	Upon certain change of control events, the Issuer will be required to make an offer to purchase the Notes in cash at a price equal to 101% of their aggregate principal amount.

Joint Book-Running Managers:	BARCLAYS CAPITAL INC. GOLDMAN SACHS & CO. LLC J.P MORGAN SECURITIES LLC BOFA SECURITIES, INC. WELLS FARGO SECURITIES, LLC

Co-Managers:

CITIGROUP GLOBAL MARKETS INC.

MIZUHO SECURITIES USA LLC

MUFG SECURITIES AMERICAS INC.

RBC CAPITAL MARKETS, LLC

SUNTRUST ROBINSON HUMPHREY, INC.

U.S. BANCORP INVESTMENTS, INC.

CREDIT SUISSE SECURITIES (USA) LLC

FIFTH THIRD SECURITIES, INC.

PNC CAPITAL MARKETS LLC

SANTANDER INVESTMENT SECURITIES INC.

SMBC NIKKO SECURITIES AMERICA, INC.

BNY MELLON CAPITAL MARKETS, LLC

ICBC STANDARD BANK PLC[1]

KEYBANC CAPITAL MARKETS INC.

LOOP CAPITAL MARKETS LLC

TD SECURITIES (USA) LLC

CL KING & ASSOCIATES, INC.

CUSIP Numbers:	2024 Notes: 126650 DE7 2026 Notes: 126650 DF4 2029 Notes: 126650 DG2

Ratings*:	Baa2 (Moody’s) / BBB (S&P)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
[1]

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell Notes constituting part of its allotment solely outside the United States.

Changes to Preliminary Prospectus Supplement

Other Relationships

The following paragraph shall replace the first paragraph under the heading “Underwriting—Other Relationships” in the Preliminary Prospectus Supplement:

From time to time, certain of the underwriters and/or their respective affiliates have directly and indirectly engaged, and may engage in the future, in investment and/or commercial banking with us for which they have received, or may receive, customary compensation, fees and expense reimbursement. Barclays Capital Inc. and Goldman Sachs & Co. LLC will act as dealer managers for the Tender Offers. To the extent any of the underwriters or their affiliates own notes that are the subject of the Tender Offers they may tender such notes pursuant to the terms of the Tender Offers. A member of our board of directors is an officer of Bank of America Corporation, an affiliate of one of the underwriters. An affiliate of one of the underwriters, BNY Mellon Capital Markets, LLC, is acting as Trustee, Registrar and Paying Agent in the offering.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and the preliminary prospectus supplement from Barclays Capital Inc. by calling toll-free 1-888-603-5847, Goldman Sachs & Co. LLC by calling toll-free 1-866-471-2526 or J.P. Morgan Securities LLC by calling collect 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.